Seward & Kissel LLP
901 K Street, N.W.
Suite 800
Washington, D.C.  20001
Telephone:  (202) 737-8833
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www.sewkis.com

June 20, 2016

Mr. Sonny Oh
Mr. Jacob Sandoval
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AB Bond Fund, Inc. Registration Statement on Form N-14 File No. 333-211514

Dear Messrs. Oh and Sandoval:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the registration statement filed on Form N-14 (the "Form N-14 Registration Statement") of AB Bond Fund, Inc. (the "Registrant"). The Form N-14 Registration Statement, which was filed with the SEC on May 20, 2016, relates to the proposed acquisition of AB High-Yield Portfolio, a series of The AB Pooling Portfolios (the "Portfolio") by AB High Yield Portfolio (the "Acquiring Portfolio"), a series of the Registrant. The Form N-14 Registration Statement contains an Information Statement/Prospectus (the "Information Statement"), which is an information statement for the Portfolio and a prospectus for the Acquiring Portfolio.

The Staff's comments were provided by telephone to Anna C. Weigand and Lancelot A. King of this office by Jacob Sandoval on June 9, 2016, and by Sonny Oh on June 14, 2016. As the context requires, defined terms used herein are as defined in the Information Statement.  Responses to each of the Staff's comments are set forth below.

Information Statement Disclosure Comments

Comment 1:	General: We note that a post-effective amendment to the registration statement of AB Bond Fund, Inc. relating to the Acquiring Portfolio, filed on May 27, 2016 (the "Post-Effective Amendment"), will become effective automatically on July 26, 2016. Subject to approval by shareholders of the Portfolio, the Acquisition is expected to be consummated in July 2016. We note, however, that the Acquiring Portfolio's Prospectus and Statement of Additional Information contained in the Post-Effective Amendment ("July Prospectus and SAI") refer to the Acquisition as though it has already occurred. Please clarify to the Staff the timing of the Acquisition and anticipated use of the July Prospectus and SAI.

Response:	The July Prospectus and SAI will not be used if the Acquisition is not approved by shareholders. If the Acquisition is not approved, the Registrant will withdraw the Post-Effective Amendment before it becomes effective on July 26, 2016.

Comment 2:	Shareholder Letter: The "Summary" section states twice that the investment objective of the Portfolio is "to seek primarily to achieve high total return . . . ", but the Shareholder Letter does not include the word "primarily" in its description of the investment objective. Please reconcile these descriptions of the Portfolio's investment objective.

Response:	The Shareholder Letter will be revised to include the term "primarily" in the Portfolio's investment objective, in response to this comment.

Comment 3:	Summary – Comparison of Investment Advisory Fees: Please clarify the definition/description of "Investing AB Fund". We note that a further description of "Investing AB Fund" is provided in the section "Information About the Acquisition – Reasons for the Acquisition."

Response:	The Information Statement will be revised in response to this comment.

Comment 4:	Summary – Comparison of Investment Objectives and Principal Investment Strategies: We note that the current disclosure compares the investment objectives and principal investment strategies of the Portfolio and the Acquiring Portfolio (the "Portfolios") and refers to "Appendix C" for additional information about the investment objectives, strategies and policies of the Portfolios. Consider using the Appendix C discussion in place of the current disclosure in this section because it better reflects the comparison required by Item 3 of Form N-14.

Response:	While the Registrant does not necessarily believe that all of the information in Appendix C is material, the Registrant will expand the discussion in the Summary as suggested and will delete Appendix C in its entirety.

Comment 5:	Information About the Acquisition – Reasons for the Acquisition: We note the Information Statement describes potential advantages of the Acquisition. Please identify potential disadvantages of the Acquisition, if any.

Response:	The Information Statement will be revised in response to this comment.

Comment 6:	Voting Information: Enhance the discussion on the process of voting by written consent, including how variations in consents will be treated.

Response:	The Registrant believes that an extended discussion of the voting process is not necessary or appropriate, given the limited voting base of the Portfolio, which consists of one shareholder, as indicated in the Information Statement. Furthermore, the sole shareholder in the Portfolio is an affiliated mutual fund that has the same address as the Portfolio. The voting is straightforward and does not involve multiple proxies. Consequently, the Information Statement will not be revised in response to this comment.

Comment 7:	Information Filed with the SEC: If available, please incorporate by reference into the Information Statement and Statement of Additional Information ("SAI") the semi-annual report of the Acquiring Portfolio.

Response:	The semi-annual report of the Acquiring Portfolio for the period ended April 30, 2016 will not have been distributed or filed when the Information Statement is distributed. Therefore, the Information Statement and SAI will not be revised in response to this comment.

Comment 8:	General: Please file Powers of Attorney that refer specifically to the Form N-14 Registration Statement.

Response:	Powers of Attorney relating to this N-14 will be filed as an exhibit to the Form N-14 Registration Statement through a POS-EX filing.

Comment 9:	General: Please provide Tandy representations and a response letter in the form of Edgar correspondence.

Response:	The Tandy representations are provided herein.

Information Statement Accounting Comments

Comment 1:	General: Please provide Tandy representations and a response letter in the form of Edgar correspondence.

Response:	The Tandy representations are provided herein.

Comment 2:	General: Please disclose supplementally whether there is any planned alignment of the Portfolio's investment portfolio to accommodate the Acquiring Portfolio's investment strategy in anticipation of the closing of the Acquisition.

Response:	Because the Portfolio and Acquiring Portfolio have substantially similar investment objectives and principal investment strategies, no material changes are planned to the management of the Portfolio or to the Portfolio's investment portfolio in anticipation of the closing of the Acquisition.

Comment 3:	Shareholder Letter: The fifth paragraph of the Shareholder Letter states that "[t]he Adviser has agreed to waive fees and/or reimburse expenses borne by the AB Fund that is currently invested in the Portfolio in an amount equal to that Fund's share of the advisory fees in the Acquiring Portfolio until December 31, 2017." Please disclose supplementally the effective date of this expense limitation and fee waiver agreement.

Response:	This expense limitation and waiver agreement (the "Investing AB Fund Limitation") will become effective at the time of the Acquisition.

Comment 4:	Summary – Comparison of Investment Advisory Fees: Please confirm that the Investing AB Fund Limitation will be filed with the SEC.

Response:	The Investing AB Fund Limitation will be filed in a post-effective amendment for the Investing AB Fund (i.e., AB Balanced Wealth Strategy), a series of The AB Portfolios.

Comment 5:	Summary – Comparison of Expenses – Fee Table: Different dates are used for the fee and expense data provided for the Portfolio, Acquiring Portfolio and the Acquiring Portfolio (pro forma). Please review and confirm that fee and expense information reflect current fees.

Response:	The Registrant has reviewed the fee and expense data, noting Item 3 of Form N-14 governing fee table disclosure, which cross-references Item 3 of Form N-1A for open-end management investment companies. As a result of that review, the Information Statement will be revised to reflect fees and expenses based on the Portfolio's most recent fiscal year, as required by Item 3 of Form N-1A.

Comment 6:	Summary – Comparison of Expenses – Examples: Show the expense example for each of the Portfolio, Acquiring Portfolio and the Acquiring Portfolio (pro forma).

Response:	The Information Statement will be revised in response to this comment.

Comment 7:	Appendix F - Capitalization: Please conform the numbers in the capitalization table, particularly with respect to total net assets and shares outstanding, with those provided in the pro forma financial statements in the SAI.

Response:	The capitalization table in the Information Statement will be revised in response to this comment.

Comment 8:	Appendix F - Capitalization: Please consider providing data in the capitalization table for the Acquiring Portfolio at the class level.

Response:	The Registrant believes that capitalization information for classes of the Acquiring Portfolio not involved in the Acquisition is not required by Item 4(b) of Form N-14 and is not relevant to consideration of the Acquisition. The Information Statement will not be revised in response to this comment.

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We have been authorized on behalf of the Registrant to acknowledge that (i) the Registrant is responsible for the adequacy and accuracy of the disclosures in its filing; (ii) Staff comments or changes to disclosure in response to Staff comments in each filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely, /s/ Anna C. Weigand
Anna C. Weigand

/s/ Lancelot A. King
Lancelot A. King

cc:	Emilie D. Wrapp, Esq. Eric Freed, Esq. Paul M. Miller, Esq.